Exhibit 18
Consent of Lynton Gormely
I consent to the incorporation by reference in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the Donlin Creek Project 43-101 Technical Report dated January 20, 2006 (the “Technical report”) relating to the Donlin Creek project, included in the 2006 Annual Information Form of NovaGold Resources Inc. dated February 27, 2007 (the “AIF”). I am responsible for preparation of section 16 of the Technical Report.
I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) of the references to my name and the use of the Technical Report relating to the Donlin Creek project in the AIF, which are incorporated by reference in the annual report on Form 40-F.
Dated at Vancouver, British Columbia, this 2nd day of March 2007.

/s/ Lynton Gormely Lynton Gormely, P. Eng